UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Furr's Restaurant Group, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock, $.01 Par Value
-----------------------------------------
(Title of Class Securities)
361115504
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
June 15, 2001
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 361115504  PAGE 2 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Rock Finance, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       1,089,832 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          1,089,832 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,089,832 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%

14 TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D/A
CUSIP NO. 361115504  PAGE 3 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       3,519,987 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          3,519,987 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,519,987 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.1%

14 TYPE OF REPORTING PERSON*
BD,PN

SCHEDULE 13D/A
CUSIP NO. 361115504  PAGE 4 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Spurgeon Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS CORPORATION

              7 SOLE VOTING POWER
NUMBER OF       0 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        4,609,819
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                4,609,819

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,609,819 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.2%

14 TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A
CUSIP NO. 361115504  PAGE 5 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bun Partners, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       1,089,832 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          1,089,832 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,089,832 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%

14 TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D/A
CUSIP NO. 361115504  PAGE 6 OF 9 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bradford T. Whitmore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/X/
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
USA

              7 SOLE VOTING POWER
NUMBER OF       0 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        4,609,819
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                4,609,819

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,609,819 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.2%

14 TYPE OF REPORTING PERSON*
IN

Page 7 of 9 Pages
Item 1.  Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Furr's Restaurant Group, a Delaware corporation, (the
"Company"). The principal executive office of the Company is located at 3001 East President George Bush
Highway, Suite 200, Richardson, TX, 75082.

Item 4. Purpose of Transaction

This amendment to the Schedule 13D filing is being made as Rock Finance, LP purchased additional Common Stock of the Company, as detailed in Schedule A. The Filers will continue to assess their investment in the Company and the various alternatives available to them to maximize shareholder value. The Filers may, depending on market conditions and other factors that they deem material, purchase additional Common Stock or dispose of all or a portion of the Common Stock that they now own or any Common
Stock they may hereafter acquire.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) Rock presently holds a total of 1,089,832 shares of the Common Stock, which represent approximately 11.2% of the Common Stock outstanding. Grace presently holds a total of 3,519,987 shares of the Common Stock which represent approximately 36.1% of the Common Stock outstanding. Whitmore, Spurgeon, and Bun are reporting their holdings due to their general partnership positions in Grace and Rock.

(b) Rock has the sole power to vote and dispose of the Common Stock which it beneficially owns and Grace has the sole power to vote and dispose of the Common Stock which it beneficially owns.

(c) Aside from the sale described in Item 4, there were no transactions in the Common Stock by the Reporting Persons in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Page 8 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

The Filers do not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Furr's Restaurant Group.

Item 7.  Material to be filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2001

Rock Finance, LP

By:/s/ Bradford T. Whitmore
  -------------------------
  Bradford T. Whitmore
  President, Bun Partners, Inc.
  Its:  General Partner

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Spurgeon Corporation

By:/s/ David Allen
   ------------------------
   David Allen
   Vice President
   Spurgeon Corporation

Bun Partners, Inc.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   President
   Bun Partners, Inc.

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------

Schedule A

Furr's Restaurant Group Common Stock bought from another holder in a privately negotiated transaction

DATE        AMOUNT      PRICE/SHARE
06/15/2001  611,940     $2.15